U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC File Number 33-27399

(Check One)

|X| Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [ ] Form 10-Q  and Form 10-QSB [ ] Form N-SAR
                  For Period Ended: December 31, 1996

[ ] TRANSITION Report on Form 10-K and Form 10-KSB
[ ] TRANSITION Report on Form 20-F
[ ] TRANSITION Report on Form 11-K
[ ] TRANSITION Report on Form 10-Q and Form 10-QSB
[ ] TRANSITION Report on Form N-SAR
               For the Transition Period Ended: ____________________

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,
identify    the    Item(s)   to   which   the    notification    relates:
                                       N/A
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant    Atlantic City Boardwalk Associates, L.P.

Former Name if Applicable  N/A

Address of Principal Executive
  Office (Street and Number)                 Indiana Avenue & The Boardwalk
City, State and Zip Code                     Atlantic City, New Jersey  08401

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Atlantic City Boardwalk Associates, L.P. (the "Partnership") is not able to file its Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K") within the time period prescribed for such report without unreasonable effort or expense.

     The business of the Partnership is to lease the land and building constituting The Claridge Hotel and Casino in Atlantic City, New Jersey to a subsidiary of The Claridge Hotel and Casino Corporation (the "Corporation"). The Corporation has only recently provided the Partnership with its audited financial statements which contain a going-concern opinion. As the business and viability of the Partnership is dependent upon the ability of the Corporation's subsidiary to continue to make rental payments to the Partnership when due, the Partnership is unable to complete its financial statements and Form 10K until the Partnerhip has had time to analyze the Corporation's financial condition as recently reported and the effect this information has on the Partnership and its reporting requirements.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Anthony Atchley, General Partner                           (702)253-7662
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 (Name and Title)                                  (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                    [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [ ] Yes     [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Atlantic City Boardwalk Associates, L.P.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                      ATLANTIC CITY BOARDWALK ASSOCIATES, L.P.


Date:  March 31, 1997                 By:  /s/ Gerald Heetland
                                           ___________________________
                                           Name:  Gerald Heetland
                                           Title: General Partner

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------ATTENTION-------------------------------------

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202) of this chapter or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).